June 30, 2009
IM Ref. No. 2009612946
American Capital, Ltd.
File No. 814-00149

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated June 4, 2009, requests our assurance that we would not recommend enforcement action to the Commission against American Capital, Ltd. ("ACAS") under Section 18(a)(1)(B) or Section 61(a)(1) of the Investment Company Act of 1940 (the "Act") if ACAS declares and makes cash distributions to its shareholders as described in your letter.

Facts

You state that ACAS is a closed-end investment company that has elected to be regulated under the Act as a business development company ("BDC"). You state that shares of ACAS's common stock are listed and traded on NASDAQ. You state that ACAS has both publicly offered and privately placed debt obligations outstanding.

You state that ACAS qualifies for pass-through tax treatment as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). You state that ACAS has met the requirements imposed upon RICs under the Code to avoid corporate level federal income taxes on income and gains by distributing such items to its shareholders as dividends. You represent that Section 852(a) of the Code requires a RIC to distribute to its shareholders at least 90% of its investment company taxable income for its tax year as taxable dividend distributions to qualify for the dividends-paid deduction afforded to a RIC.[1] You represent that in determining investment company taxable income, Section 852(b)(2)(B) of the Code provides that the taxable income of the RIC is adjusted by, among other things, the deduction for dividends paid during the year.[2] You also represent that Section 855(a) of

[1] You also state that if an investment company qualifies as a RIC but fails to distribute at least 98% of its capital gain income for the one-year period ending on October 31 and at least 98% of its investment company taxable income for the calendar year, then the investment company may be subject to the 4% nondeductible federal excise tax imposed by Section 4982 of the Code on the undistributed amount.

[2] You state that under Section 852(b)(3)(D) of the Code, ACAS elected to retain net long-term capital gain by treating it as a "deemed distribution" and paying the federal tax on behalf of its shareholders.

the Code generally provides that if a RIC makes a distribution after the tax year to which it relates, the distribution is treated as if made during the prior tax year, provided that the distribution is both declared by the extended date for filing the tax return for the earlier tax year and generally is paid to shareholders by the end of the later tax year. You state that if a RIC loses its RIC status, subsequently qualifying for RIC status can be difficult.

You state that for its tax year ended September 30, 2008 (the "2008 tax year"), ACAS had investment company taxable income estimated at more than $760 million, and that after paying an estimated $460 million as cash distributions, approximately $300 million undistributed investment company taxable income remains. You state that for this undistributed investment company taxable income to be considered paid for the 2008 tax year, ACAS must declare this amount as a distribution by June 15, 2009 and pay it to shareholders by September 30, 2009. You also state that for the 2008 tax year, ACAS had net long-term capital gain of approximately $155 million and elected to retain this amount as a "deemed distribution" and pay at least $50 million federal income tax on behalf of its shareholders.[3]

You state that if ACAS fails to satisfy the Code's 90% distribution requirement by September 30, 2009, ACAS will cease to qualify for pass-through tax treatment as a RIC for the 2008 tax year. You state that ACAS's investment company taxable income and net long-term capital gain, regardless of distributions previously made to shareholders, instead would be subject to the current federal corporate tax rate applicable to a Subchapter C corporation of up to 35%. You state that ACAS's federal income tax obligation for the 2008 tax year would equal approximately $320 million.[4] You also state that shareholders would not be allowed a tax credit for any federal income tax paid by ACAS. You state that distributions to individual ACAS shareholders would be taxed at the current rate of 15%, the rate applicable to dividends received from a taxable Subchapter C corporation.

You state that as of March 31, 2009 and December 31, 2008, ACAS's asset coverage of its senior securities representing indebtedness was less than 200%, and that such asset coverage may be less than 200% on the date that ACAS declares its final distribution for the 2008 tax year. Accordingly, you state that Section 18(a)(1)(B), as modified by Section 61(a)(1), could prohibit ACAS from declaring a cash distribution on its common stock. You also state that Section 18(a)(1)(B) explicitly excludes dividends payable in stock of the issuer from this prohibition.

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3 You state that each shareholder reports his or her *pro rata* share of the retained long-term capital gain on his or her income tax return as if it had been received, and reports on Form 2439 a tax credit for the tax that ACAS paid on his or her behalf.

4 You state that failure to qualify for RIC pass-through tax treatment also may have negative state tax law consequences.

You state that a distribution payable solely in stock of the issuer is not eligible for the dividends-paid deduction under the Code. You state that on January 7, 2009, the Internal Revenue Service released Revenue Procedure 2009-15 (the "Revenue Procedure"), which temporarily allows a RIC to satisfy the Code's distribution requirement by paying nearly all of its distribution in stock of the issuer in place of cash. You state that a stock distribution qualifies under the Revenue Procedure if each shareholder may elect to receive his or her entire distribution in either cash or stock subject to a limitation on the aggregate amount of cash to be distributed to all shareholders, which must be no less than 10% of the amount of the aggregate declared distribution (the "10% cash minimum").[5] You state that the Revenue Procedure is available to a RIC that has issued common stock publicly traded on an established securities market in the United States. You state that the RIC must calculate the number of shares to be distributed to any shareholder based upon a formula utilizing market price that is designed to equate in market value the shares to be received by a shareholder with the amount of cash that otherwise would have been received. You also state that the Revenue Procedure applies solely to distributions declared on or after January 1, 2008 and declared with respect to a taxable year ending on or before December 31, 2009.

You state that ACAS requests no-action relief to permit it to declare and distribute the 10% cash minimum for distributions of investment company taxable income or net long-term capital gain made in reliance on the Revenue Procedure. You represent that for the 2008 tax year, ACAS would distribute approximately $300 million of remaining investment company taxable income to its shareholders on or before September 30, 2009. You state that approximately $30 million of this distribution would be in cash, representing the 10% cash minimum, and approximately $270 million would be in newly issued stock. You state that in the absence of the requested relief, ACAS would lose its pass-through RIC status and consequently would pay at least $260 million more in federal income tax. You also state that shareholders would be unable to claim a credit for either the at least $50 million federal income tax on the 2008 tax year net capital gain that ACAS has elected to pay on their behalf or the at least $260 million federal income tax on the 2008 tax year investment company taxable income.

Legal Analysis

Section 61(a) of the Act states that Section 18 of the Act applies to a BDC to the same extent as if it were a registered closed-end investment company, except as specified therein. Section 61(a)(1) states that the asset coverage requirement of Section 18(a)(1)(A) and (B) applicable to BDCs is 200 percent. Section 18(a)(1)(B) makes it unlawful

> for any registered closed-end company to issue any class of senior security, or to sell any such security of which it is the issuer, unless.....provision is made to

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5 You state that the IRS previously issued a private ruling to a registered closed-end investment company allowing it to limit the amount of cash distributed to shareholders to 20% of the distribution in a manner similar to that permitted by the Revenue Procedure.

> prohibit the declaration of any dividend (except a dividend payable in stock of the issuer), or the declaration of any other distribution, upon any class of the capital stock of such investment company ... unless, in every such case, such class of senior securities has at the time of the declaration of any such dividend or distribution ... an asset coverage of at least 300 per centum after deducting the amount of such dividend [or] distribution.

Section 18(h) of the Act defines asset coverage of a class of senior security representing an indebtedness of an issuer as "the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer."

You state that ACAS requests no-action relief from Section 18(a)(1)(B) to the extent necessary to permit it to declare and distribute the 10% cash minimum for distributions of investment company taxable income or net long-term capital gain in reliance on the Revenue Procedure. You state that maintaining pass-through tax treatment as a RIC and avoiding the federal excise tax imposed by Section 4982 of the Code would be in the best interest of both the senior security holders and the shareholders. You state that with the requested relief, ACAS would have approximately $230 million more in aggregate net assets available for the benefit of the senior security holders and shareholders. You state that in the absence of the requested relief, ACAS would lose its pass-through RIC status, and consequently shareholders would not be able to claim a tax credit for the at least $50 million federal income tax on the 2008 tax year net capital gain that ACAS has paid on their behalf or the at least $260 million federal income tax on the 2008 tax year investment company taxable income that ACAS would incur. You also state that shareholders would be subject to taxation at the shareholder level for the amount of distributions for the 2008 tax year that they have received.

<u>Conclusion</u>

Based on the facts and representations stated in your letter, and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission against ACAS under Section 18(a)(1)(B) of the Act or Section 61(a)(1) of the Act if ACAS declares and pays the 10% cash minimum for distributions of investment company taxable income or net long-term capital gain. This response represents our view on enforcement action only, and does not express any legal conclusions on the issues presented.[6]

James M. Curtis

James M. Curtis
Branch Chief

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6 This letter confirms no-action relief provided orally by James M. Curtis of this office to Thomas S. Harman of Morgan, Lewis & Bockius LLP on February 25, 2009.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004
Tel. 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Thomas S. Harman
Partner
202.739.5662
tharman@MorganLewis.com

ICA Section 18(a)(1)(B)
ICA Section 61(a)(1)

June 4, 2009

Douglas J. Scheidt
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: American Capital, Ltd. (File No. 814-00149)

Dear Mr. Scheidt:

We are counsel to American Capital, Ltd. ("American Capital"), a closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"). We are writing on behalf of American Capital to seek assurance from the staff of the Division of Investment Management that it will not recommend enforcement action against American Capital to the Commission under Sections 18(a)(1)(B) and 61(a)(1) of the 1940 Act if American Capital proceeds as described below.

Background

American Capital invests in private equity, private debt, private real estate investments, early and late stage technology investments, special situation investments, alternative asset funds and structured finance investments. American Capital currently has outstanding common stock listed on NASDAQ, and debt obligations it has issued consisting of both public and private debt.

American Capital qualifies for pass-through tax treatment as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986 (the "Code"), as amended. It has historically met the requirements imposed upon RICs under the Code to avoid corporate level federal income taxes on income and gains by distributing such items to its shareholders as dividends. Section 852(a) of the Code requires, in part, that a RIC distribute at least 90 percent of its annual investment company taxable income to shareholders as taxable dividend distributions to qualify for the dividends-paid deduction afforded to a RIC. In determining investment company taxable income, Section 852(b)(2)(B) provides that the taxable income of the RIC is adjusted by, among other things, the deduction for dividends paid during the year.[1] Section 855(a) of the Code generally provides that, if a RIC makes a distribution after the tax year to which it relates, the distribution is treated as if made during the prior tax year, provided that the distribution is both declared by the extended date for filing the tax return for the earlier tax year and generally is paid to shareholders by the end of the later tax year. American Capital has typically paid dividends to the holders of its common stock each quarter. If an investment company qualifies as a RIC but fails to distribute at least 98% of its capital gain income for the one-year period ending on October 31 and at least 98% of its investment company taxable income for the calendar year, then the investment company may be subject to the 4% nondeductible federal excise tax imposed by Section 4982 of the Code on the undistributed amount.

On January 7, 2009, the Internal Revenue Service (the "IRS") released Revenue Procedure 2009-15 (the "Revenue Procedure"), which temporarily allows certain RICs and real estate investment trusts ("REITs"), when paying distributions subject to a shareholder "cash or stock" election, to limit the total amount of cash to be distributed to as little as 10 percent of the total distribution. A stock distribution qualifies under the Revenue Procedure if each shareholder may elect to receive his or her entire distribution in either cash or stock subject to a limitation on the aggregate amount of cash to be distributed to all shareholders, which must be no less than 10% of the amount of the aggregate declared distribution (the "10% cash minimum"). The IRS previously issued private rulings to REITs and a closed-end RIC, allowing them to limit the amount of cash distributed to shareholders to 20 percent of the distribution in a manner similar to that permitted by the Revenue Procedure. A distribution payable solely in stock of the issuer is not eligible for the dividends paid deduction under the Code.

As a RIC, American Capital must meet several requirements to rely upon the Revenue Procedure. In particular, the RIC must be publicly traded on an established securities market in the United States, and it must calculate the number of shares to be distributed to any shareholder as close to the payment date as practicable, based upon a formula utilizing market prices that is designed to equate in value the number of shares to be received by a shareholder with the amount of cash that would otherwise have been received instead. With respect to any shareholder participating in a dividend reinvestment plan related to the RIC, such plan may apply only to the extent that, in the absence of the plan, the shareholder would have received cash under the cash limitation permitted by the Revenue Procedure.

In order for the Revenue Procedure to apply to a distribution, the distribution must have been declared on or after January 1, 2008. Further, the distribution must be declared with respect to a taxable year ending on or before December 31, 2009.

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1 Pursuant to Section 852(b)(3)(D) of the Code, American Capital retained, and paid taxes on, approximately $150 million of net long-term capital gains (discussed below). A RIC's net capital gains are treated separately from its investment company taxable income and do not affect the requirement of a RIC to distribute 90% of its investment company taxable income for each taxable year.

To declare a dividend, particularly the cash portion of the dividend under the Revenue Procedure, American Capital must meet the asset coverage requirements of Section 18(a)(1)(B), as modified by Section 61(a)(1). Section 18(a)(1)(B) states:

> It shall be unlawful for any registered closed-end company to issue any class of senior security, or to sell any such security of which it is the issuer, unless.....provision is made to prohibit the declaration of any dividend (except a dividend payable in stock of the issuer), or the declaration of any other distribution, upon any class of the capital stock of such investment company, or the purchase of any such capital stock, unless, in every such case, such class of senior securities has at the time of the declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 300 per centum after deducting the amount of such dividend, distribution, or purchase price, as the case may be, except that dividends may be declared upon any preferred stock if such senior security representing indebtedness has an asset coverage of at least 200 per centum at the time of declaration thereof after deducting the amount of such dividend.

Section 61(a)(1) states that Section 18 of the 1940 Act shall apply to a business development company to the same extent as if it were a registered closed-end investment company, except that the asset coverage requirements of Sections 18(a)(1)(A) and 18(a)(1)(B) applicable to business development companies shall be 200 percent.

Need for Relief

As stated above, American Capital must distribute at least 90% of its investment company taxable income, or it will cease to qualify for pass-through tax treatment as a RIC for that tax year. It will, instead, be taxable in the same way as a regular Subchapter C corporation is taxed, the net income of which is taxed at the current federal corporate rates of up to 35 percent. Any distributions to individual shareholders would be taxed at the current rate of 15 percent on the earnings and profits of the entity in the same way as a taxable Subchapter C corporation. Failure to qualify for pass-through tax treatment may also have negative state tax law ramifications. Requalification for pass-through RIC treatment can be a difficult process.

Although the Revenue Procedure allows American Capital to distribute a dividend comprised of up to 90 percent stock and 10 percent cash and still maintain RIC pass-through tax treatment, American Capital will be prohibited from declaring the cash portion if it does not meet the Section 18(a)(1)(B) asset coverage requirements, as modified by Section 61(a)(1). As of March 31, 2009 and December 31, 2008, American Capital's asset coverage of its senior securities representing indebtedness was less than 200%, and such asset coverage may be less than 200% on the date that American Capital declares its final distribution for the 2008 tax year. Accordingly, Section 18(a)(1)(B), as modified by Section 61(a)(1), could prohibit American Capital from declaring a cash distribution on its common stock. Section 18(a)(1)(B) explicitly excludes dividends payable in stock of the issuer from this prohibition. Because it is imperative to maintain American Capital's status as a RIC under the Code, American Capital seeks to distribute dividends in accordance with the Revenue Procedure, irrespective of how the asset coverage requirements with regard to dividends are calculated from time to time under Sections 18(a)(1)(B) and 61(a)(1) for the period that the Revenue Procedure is effective.

For the tax year ended September 30, 2008, American Capital had investment company taxable income estimated at more than $760 million and net long-term capital gains estimated at more than $150 million. American Capital elected to retain such long-term capital gains and pay the federal tax on behalf of its shareholders of more than $50 million.[2]

For the 2008 tax year, after paying an estimated $460 million of investment company taxable income as cash distributions, American Capital estimates that it will need to distribute approximately $300 million of investment company taxable income to its shareholders on or before September 30, 2009 in order to maintain pass-through tax treatment and avoid the federal excise tax imposed by Section 4982 of the Code. Maintaining pass-through tax treatment as a RIC and avoiding the federal excise tax imposed by Section 4982 of the Code is in the best interest of the shareholders and the senior security holders of American Capital. American Capital estimates that approximately $30 million of this distribution would be in cash, and approximately $270 million would be in newly issued stock. Without the relief requested, American Capital would lose its pass-through tax treatment and, accordingly, would have to pay more than $260 million in additional federal income tax. Shareholders would be unable to claim a credit for that amount, and would also be unable to claim a credit for the at least $50 million of federal income taxes in the 2008 tax year net capital gain that American Capital has paid on behalf of shareholders. In addition, shareholders would be subject to taxation at the shareholder level for the amount of distributions for the 2008 tax year that they have received. For this undistributed ordinary income to be considered distributed for the tax year ended September 30, 2008, it will need to be declared as a dividend by June 15, 2009 and paid by September 30, 2009.

Request for Relief

For the above reasons, we request that the staff confirm that it would not recommend enforcement action against American Capital to the Commission under Sections 18(a)(1)(B) and 61(a)(1) of the 1940 Act if American Capital were to declare and distribute the 10% cash minimum for distributions of investment company taxable income or net long-term capital gain in reliance on the Revenue Procedure.

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2 Each shareholder reports his or her *pro rata* share of the retained long-term capital gain on his or her income tax return as if it had been received and reports on Form 2439 a tax credit for the tax that American Capital paid on his or her behalf.

Please telephone the undersigned at (202) 739-5662, or Trina Winkelmann at (202) 739-5254, if you have any questions.

Sincerely,

Thomas S. Harman

cc: Samuel A. Flax